SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November 2007, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and				( )
Related	( )	( X )	( )	Technical and Consulting
Persons	Board of Directors	Management	Fiscal Council	Committees
Initial Balance
%
Securities /				Same Class
Derivatives	Securities Characteristics (2)		Quantity	and Type	Total
Shares	Common		338,211	0.0980	0.0542
Shares	Preferred		1,556,747	0.5572	0.2493

End Balance
			%
Securities /			Same Class
Derivatives	Securities Characteristics (2)	Quantity	and Type	Total
Shares	Common	338,211	0.0980	0.0542
Shares	Preferred	1,556,747	0.5572	0.2493

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November 2007, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
				%
Securities / Derivatives	Securities Characteristics (2)		Quantity	Same Class and Type	Total
Shares	Common		309,383,293	89.6621	49.5475
Shares	Preferred		123,572,558	44.2338	19.7901
Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures		5,000	6.1196	2.4212

Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Bradesco	Buy	9	300	127,94	38.382,00
Shares	Common	Bradesco	Buy	9	900	128,00	115.200,00
Shares	Common	Bradesco	Buy	9	7,1	128,01	908.871,00
Shares	Common	Bradesco	Buy	9	6,7	128,44	860.548,00
Shares	Common	Bradesco	Buy	21	3,8	120,30	457.140,00
Shares	Common	Bradesco	Buy	22	10	121,40	1.214.000,00
Shares	Common	Bradesco	Buy	22	2	121,50	243.000,00
Shares	Common	Bradesco	Buy	23	300	122,30	36.690,00
Shares	Common	Bradesco	Buy	23	2,3	122,31	281.313,00
Shares	Common	Bradesco	Buy	23	200	122,36	24.472,00
Shares	Common	Bradesco	Buy	26	1	121,50	121.500,00
Shares	Common	Bradesco	Buy	26	12	122,00	1.464.000,00
Shares	Common	Bradesco	Buy	26	500	122,15	61.075,00
Shares	Common	Bradesco	Buy	26	9,6	122,49	1.175.904,00
Shares	Common	Bradesco	Buy	26	11,9	122,50	1.457.750,00
Shares	Common	Hedging-Griffo	Buy	9	100	125,97	12.597,00
Shares	Common	Hedging-Griffo	Buy	9	100	125,99	12.599,00
Shares	Common	Hedging-Griffo	Buy	9	4,8	126,00	604.800,00
Shares	Common	Hedging-Griffo	Buy	9	12,3	126,10	1.551.030,00
Shares	Common	Hedging-Griffo	Buy	9	9,4	126,48	1.188.912,00
Shares	Common	Hedging-Griffo	Buy	9	5	126,56	632.800,00
Shares	Common	Hedging-Griffo	Buy	9	5	126,85	634.250,00
Shares	Common	Hedging-Griffo	Buy	9	7,9	127,00	1.003.300,00
Shares	Common	Hedging-Griffo	Buy	9	600	127,15	76.290,00
Shares	Common	Hedging-Griffo	Buy	9	500	127,16	63.580,00
Shares	Common	Hedging-Griffo	Buy	9	400	127,26	50.904,00
Shares	Common	Hedging-Griffo	Buy	9	20,4	127,30	2.596.920,00
Shares	Common	Hedging-Griffo	Buy	9	2,2	127,45	280.390,00
Shares	Common	Hedging-Griffo	Buy	9	4,2	127,46	535.332,00
Shares	Common	Hedging-Griffo	Buy	9	900	127,50	114.750,00
Shares	Common	Hedging-Griffo	Buy	9	4,1	127,73	523.693,00
Shares	Common	Hedging-Griffo	Buy	9	20	127,90	2.558.000,00
Shares	Common	Hedging-Griffo	Buy	9	100	127,94	12.794,00
Shares	Common	Hedging-Griffo	Buy	9	900	127,95	115.155,00
Shares	Common	Hedging-Griffo	Buy	9	100	127,99	12.799,00
Shares	Common	Hedging-Griffo	Buy	9	17,5	128,00	2.240.000,00
Shares	Common	Hedging-Griffo	Buy	9	12,3	128,80	1.584.240,00
Shares	Common	Hedging-Griffo	Buy	9	100	128,89	12.889,00
Shares	Common	Hedging-Griffo	Buy	9	89	128,99	11.480.110,00
Shares	Common	Hedging-Griffo	Buy	9	70,1	129,00	9.042.900,00
Shares	Common	Hedging-Griffo	Buy	21	10,7	121,40	1.298.980,00
Shares	Common	Hedging-Griffo	Buy	21	21,3	121,50	2.587.950,00
Shares	Common	Hedging-Griffo	Buy	22	500	121,60	60.800,00
Shares	Common	Hedging-Griffo	Buy	22	3,6	121,75	438.300,00
Shares	Common	Hedging-Griffo	Buy	22	700	121,78	85.246,00
Shares	Common	Hedging-Griffo	Buy	22	4	121,80	487.200,00
Shares	Common	Hedging-Griffo	Buy	23	2,4	122,00	292.800,00
Shares	Common	Hedging-Griffo	Buy	23	22,6	122,31	2.764.206,00
Shares	Common	Hedging-Griffo	Buy	23	2	122,50	245.000,00
Shares	Common	Hedging-Griffo	Buy	26	24,3	122,50	2.976.750,00
Shares	Common	Hedging-Griffo	Buy	27	6	122,10	732.600,00
Shares	Common	Hedging-Griffo	Buy	27	12,2	122,25	1.491.450,00

Shares	Preferred	Direct with the Company	Sell	30	9	133,39	1.200.510,00

End Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	309,383,293	89.6621	49.5475
Shares	Preferred	123,572,558	44.2338	19.7901
Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November 2007, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and				( )
Related	( )	( )	( X )	Technical and Consulting
Persons	Board of Directors	Management	Fiscal Council	Committees
Initial Balance
%
Securities /				Same Class
Derivatives	Securities Characteristics (2)		Quantity	and Type	Total
Shares	Common		273	0.0001	0.0000

End Balance
			%
Securities /			Same Class
Derivatives	Securities Characteristics (2)	Quantity	and Type	Total
Shares	Common	273	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November 2007, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and				( X )
Related	( )	( )	( )	Technical and Consulting
Persons	Board of Directors	Management	Fiscal Council	Committees
Initial Balance
%
Securities /				Same Class
Derivatives	Securities Characteristics (2)		Quantity	and Type	Total
Shares	Common		19	0.0000	0.0000
Shares	Preferred		69	0.0000	0.0000

End Balance
			%
Securities /			Same Class
Derivatives	Securities Characteristics (2)	Quantity	and Type	Total
Shares	Common	19	0.0000	0.0000
Shares	Preferred	69	0.0000	0.0000

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7th, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations